Exhibit 99.3

VIA SEDAR

TO :    Canadian Securities Administrators

Special Meeting of Shareholders of Word Color Press Inc.

held on June 25, 2010

REPORT OF VOTING RESULTS

(National Instrument 51-102 – Continuous Disclosure Obligations - Section 11.3)

In accordance with Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, we hereby advise of the results of the vote on the matter submitted to the Special Meeting of the Shareholders of World Color Press Inc. (the “Company”) held on June 25, 2010 (the “Meeting”).

ITEM 1  –  ARRANGEMENT RESOLUTION

As described in greater detail in the Notice of Special Meeting of Shareholders and in the Proxy Circular/Prospectus dated May 27, 2010 (the “Circular”) the Meeting was called

•                  To consider, pursuant to the Interim Order of the Superior Court of Québec, District of Montréal, dated May 17, 2010, and, if deemed advisable, to pass a special resolution, the full text of which is attached to the Circular in Annex A, to approve an arrangement under Section 192 of the Canada Business Corporations Act involving, among other things, the acquisition by Quad/Graphics, Inc. of all the issued and outstanding Common Shares of the Company and the redemption of all the issued and outstanding Class A Preferred Shares of the Company (the “Arrangement Resolution”).

On a vote by ballot, the Arrangement Resolution was duly passed by more than two-thirds of the votes cast at the Meeting and the results thereof are as follows:

ARRANGEMENT RESOLUTION	FOR		AGAINST
	60,563,120	91.78%	5,426,922	8.22%

Dated and signed at Montreal, Quebec, on June 25, 2010.

/s/Marie-É. Chlumecky
Marie-É. Chlumecky
Corporate Secretary